Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: November 30, 2021

Twitter:

#TeamEO had a new face on @TDANetwork yesterday!

USCatch Tim Weaver, EO’s Co-President of the Americas, discussing the growing #EVCharging market in the US on the link below i

https://tdameritradenetwork.com/video/rB4A-H1rE4WBfW2h7ZgAqQ

#InfrastructureBill #EVFleets

(Legal disclaimer: bit.ly/3CHVNZd)

The following is a transcript of the video released by EO Charging posted to Twitter on November 30, 2021 mentioned above:

Nicole Petallides 0:01

Now we’re gonna get back to electric vehicles. Charging, it’s all the rage. Tim Weaver is with us. President of Americas for EO Charging to tell us all about what the company is up to the very latest and the expansion into the United States. It’s my understanding going public maybe right with the NASDAQ exchange and working with First Reserve Sustainable Growth Corporation. Tell us a little bit about the plans and how the US is really in your sights for 2022.

Tim Weaver 0:33

Thanks, Nicole. Yeah, absolutely early 2022 is gonna bring up a lot of news for EO and also the industry in general. All of the policy that’s coming through, everything out of DC, and the state levels, plus huge pushes by fleets themselves to electrify. There’s a lot of chargers that are going to be needed here very very soon.

Nicole Petallides 0:55

So why now? Is it because just the demand is so incredible? Are you beating the competition by doing so? What kind of costs will you be facing?

Tim Weaver 1:07

So we have a big advantage being the leader for fleet infrastructure in Europe. We’ve learned a lot about how to enter new markets. A lot of that truly is fleet driven. We have 1000s of chargers on the ground with Amazon already. We’ve got a lot of learnings from that. So, we are fleet-pulled into new markets, but the policy that’s coming in the billions and billions of dollars in tax credits, and grants, and incentives that just accelerates markets. It won’t make them move unnaturally left or right, but is a massive accelerant.

Nicole Petallides 1:41

And the move by the administration is you feel like you have some federal backing now, in what you’re doing. Is that right? I mean, this is a good time also to expand in North America.

Tim Weaver 1:55

Tremendously so. Again, what we have in the policy world when it comes to renewables, we kind of have the carrot and the stick. And in Europe, they’re maybe five to seven years ahead of where the US is now. It’s a lot of carrots. It’s a lot of incentives, a lot of perks, but what comes after that is the stick. So there we have diesel bans, quotas, congestion zones that actually force adoption. So whether it’s passenger cars for us, commercial vehicles for us, buses, or school buses, every one of those electric vehicles deployed, needs a charger and that’s why EO is strategically focused on fleet in Europe. And that’s why we’re coming here now.

Nicole Petallides 2:38

And I know you have a project underway. In your sights for California, in particular, you’ve secured a pilot demonstration project in California for global logistics. Tell me a little bit about where you might headquarter you might actually plant the seed of EO charging and what your idea is from coast to coast, from New York to California.

Tim Weaver 3:01

We’ve got a lot of economic development corporations calling us every day. So we are doing our site selection for headquarters here for North America. Obviously, one of the advantages of the US market is its breadth and depth. One of its challenges is its breadth and depth. But we do have that pilot project lined up in California, with one of the global logistics companies. The last mile, the middle mile, the first mile are all getting big pushes towards electrification. We’re seeing that in Europe. We’re the leader in Europe, and that really is helping us determine where first to look for that adoption here in the US.

Nicole Petallides 3:41

You’ve really got my wheels spinning because I’m really thinking about where you might have your headquarters and that is because you know there’s the regional desires, right what kind of weather you’re looking for or areas and what else you may be looking for, for example, when Amazon was looking for a headquarters, they were they wanted to have access to subways, they wanted to have good tech talent, things like that. I mean, do you have certain criteria in which you’re using and putting in place I mean, certain tax benefits. These things must be on your mind. So can you give us a hint some of the criteria that you’re looking for and or the region that you may be considering?

Tim Weaver 4:22

Well, you certainly mentioned Amazon and one of our big partners in Europe, so if we need any advice, we know who we can consult. But sure, workforce and talent is certainly at the top of the list, because we have a whole reach into the Americas, our own travel and infrastructure. Being able to get to markets quickly to make sure that we can service these vast networks is really important.

Nicole Petallides 4:47

I’m so glad to speak with you today, Tim Weaver, President of Americas for EO Charing. You’ll come back, I know you’ll have a lot of excitement on the NASDAQ which is right across the street from where I’m sitting right now. So we’ll have much more to discuss. Congratulations to you and your team on your expansion plans and goals for 2022. Nice to see you thank you very much.

Forward Looking Statements

The information in this post includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this post, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this post, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this post. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this post are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this post, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and= its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F 4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this post is not incorporated by reference into, and is not a part of, this post.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.